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                                                                       EXHIBIT 5

NEWS                                              [COMPANY LOGO OF GATEWAY 2000]

                                                               610 Gateway Drive

                                                                   P.O. Box 2000

                                                 North Sioux City, SD 57049-2000
FOR IMMEDIATE RELEASE
---------------------                                        Phone: 605-232-2000

                                                         Toll Free: 800-846-2000
     GATEWAY 2000, INC. ANNOUNCES AGREEMENT TO ACQUIRE
              ADVANCED LOGIC RESEARCH, INC.                    fax: 605-232-2023

NORTH SIOUX CITY, SD, June 19, 1997 - Gateway 2000, Inc., (NYSE: GTW) and Advanced Logic Research, Inc. (Nasdaq: AALR) announced today that they have signed a definitive agreement for Gateway to acquire ALR for $15.50 per share in cash, or a total equity value of approximately $194 million for the outstanding shares of common stock.

      In announcing the transaction, Ted Waitt, Chairman and Chief Executive Officer of Gateway 2000, said, "Combining Gateway and ALR represents a tremendous opportunity. The new relationship gives Gateway immediate access to established server technology, a key component of the growth strategy for our Enterprise line."

     "ALR and its employees are proven innovators with a track record of developing successful products," Waitt continued. "The combination of the expertise of these two companies will benefit both companies' customers and ALR's channel partners."

     ALR Chairman, CEO and President, Gene Lu, said, "By combining ALR's award-winning products with Gateway's build-to-order expertise and commitment to customer service and technology, we intend to provide customers with the best possible products and solutions."

     "This is a great next step for ALR. We will continue to build our reseller channel relationships and serve our customers through this channel," said Lu. "Our customers and channel partners will benefit from lower component costs and purchasing benefits. This will allow us to deliver even greater value and to serve our markets better."

     ALR is a pioneer in open, multiprocessor, Intel/R/-based PC servers, with design, manufacturing and marketing support targeted at the client/server and high-end desk-top markets.

     ALR will operate as a wholly-owned subsidiary of Gateway and continue to market products under the ALR brand through its established channels. ALR will retain its offices and operations in Irvine, California and Mr. Lu will remain President of ALR and be a Vice President and officer of Gateway. Gateway expects the acquisition will result in accelerated growth in ALR's business and a continued expansion of the workforce.


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     Gateway expects the acquisition to be immediately additive to continuing earnings and anticipates incurring a one-time, non-cash charge to earnings for the write-off of in-process research and development for ALR products under development.

     Pursuant to the definitive agreement announced today, a cash tender offer will be commenced by a wholly-owned subsidiary of Gateway no later than June 25, 1997 to acquire all the outstanding shares of ALR common stock.

     The Board of Directors of ALR has approved the definitive agreement and has unanimously recommended that ALR stockholders tender their shares pursuant to the offer.

     The tender offer will be conditional upon the tender of a majority of outstanding ALR shares on a fully-diluted basis, the expiration or termination of the waiting period under applicable antitrust law and certain customary conditions. ALR's largest stockholder, Wearnes Technology (Private) Ltd., together with Mr. Lu and two other members of ALR's Board of Directors, collectively holding approximately 42 percent of the outstanding shares, have agreed to tender their shares in the offer and to provide Gateway with an option on their shares at the tender offer price.

     The tender offer is expected to be completed by the end of July. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $15.50 per share in a second step merger following the tender offer.

Special Note
     The above statements include forward-looking statements based on current management expectations. Factors that could cause future results to differ from these expectations include the following: general economic conditions; growth in the personal computer industry; competitive factors and pricing pressures; component supply shortages; risks relating to acquired businesses; and inventory risks due to shifts in market demand. Additional factors are described in the company's reports filed with the Securities and Exchange Commission.

About ALR
     Advanced Logic Research, Inc., an industry leader in the design and manufacture of high-performance computer systems, engineered the industry's first four-way and six-way SMP server systems featuring Intel Pentium Pro technology. Developed in response to the changing role of the PC server in today's corporate computing environment, these products form the cornerstone of ALR's award-winning portfolio of advanced multiprocessor servers, computer workstations, and desktop PCs. Founded in 1984 and headquartered in Irvine, California, ALR serves its worldwide markets through export sales from the U.S. and its subsidiaries located in Singapore, Germany, and the United Kingdom. ALR, Inc.'s common stock is traded on NASDAQ under the symbol "AALR". For further information, visit ALR at http://www.ALR.com or call 1-800-444-4ALR.

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ABOUT GATEWAY
     Gateway (NYSE:GTW), a Fortune 500 company founded in 1985, is a leading global manufacturer and direct marketer of PC products. The company, headquartered in North Sioux City, South Dakota, has manufacturing facilities in the United States, Ireland and Malaysia and employs over 10,000 people worldwide. Gateway products and services consistently win top awards from leading industry publications. For further information, visit Gateway at http://www.gw2k.com.

MEDIA ADVISORY:
     Gateway and ALR will conduct a joint media conference call beginning at 5:00 p.m. (Eastern Daylight Time). To join the call, dial (415)356-0701.

Contact: Jim Wharton                               Vic Sial
         Director of Corporate Communications      Vice President & Treasurer
         Gateway 2000, Inc.                        Advanced Logic Research, Inc.
         (605)232-2709                             (714)581-6770